UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 2, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cempra Holdings, LLC

File No. 333-177261 - CF#27436

       Cempra Holdings, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 12, 2011.

       Based on representations by Cempra Holdings, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through November 13, 2014
Exhibit 10.5	through March 15, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director